UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1

___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 thereunder

MONDIAL VENTURES, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-51033	27-4481914
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6564 Smoke Tree Lane
Scottsdale, Arizona 85253
(Address of principal executive offices)

(480) 948-6581
(Registrant’s telephone number)

MONDIAL VENTURES, INC.

6564 Smoke Tree Lane,
Scottsdale, Arizona 85253

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about August 6, 2012, to the holders of record at the close of business on August 1, 2012 (the “Record Date”) of the common shares, par value $0.001 per share (“Common Shares”) of Mondial Ventures, Inc., a Nevada corporation, in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by an Share Purchase Agreement settled by an Acquisition of Oil and Gas properties by way of a Assignment and Bill of Sale (the “acquisition agreement”), with a closing expected to occur on July 31, 2012, by and between the Company and Energy Producers, Inc., a wholly owned subsidiary of EGPI Firecreek, Inc. whose address is 6564 Smoke Tree Lane, Scottsdale, Arizona 85253. The Acquisition Agreement was previously disclosed by the Company in a Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 1, 2012.  Except as otherwise indicated by the context, references in this Information Statement to “Mondial,” the “Company,” “we,” “us,” or “our” are references to Mondial Ventures, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

No action is required by you in connection with the appointment of new members to the Board of Directors (the “Designees”). However, we are required to notify you no less than ten days prior to a change in a majority of our directors other than at a meeting of our shareholders.  We are not asking you for a proxy, and you are requested not to send us a proxy.

You are receiving this Information Statement in connection with the appointment of two directors to our Board of Directors. Dennis R Alexander and Joanne M. Sylvanus have been appointed to our Board effective ten days after this Information Statement was first mailed.  Our existing director, Jeff Sirianni, has tendered his resignation from our Board, effective once the Designees have assumed office.

On the Record Date, 53,000,000 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE
COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION
STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On July 31, 2012, we completed an acquisition with Energy Producers, Inc., a wholly owned subsidiary of EGPI Firecreek, Inc. whose address is 6564 Smoke Tree Lane, Scottsdale, Arizona 85253 Pursuant to the Acquisition Agreement, Mondial has acquired working interests in various Oil and Gas assets from Energy Producers, Inc., a wholly owned subsidiary of EGPI Firecreek, Inc, effectively changing the business of Mondial to an Oil and Gas Company. Upon the closing of the Acquisition, the Company issued to EGPI Firecreek, Inc 14,000,000 shares of Mondial common stock, par value $.001 per share (the “Common Stock”).

Prior to the closing of the transactions contemplated by the Acquisition Agreement, there were 100,000,000 shares of Common Stock issued and outstanding.  Concurrent or promptly following the closing of the Acquisition we cancelled 64,330,000 shares of common stock. We issued 14,000,000 common shares for the purchase of the oil and gas property, 5,000,000 common shares to assign the share purchase agreement and 5,000,000 common shares to new management. Following the completion of the transactions contemplated by the Acquisition Agreement, there are 59,670,000 shares of Common Stock issued and outstanding.

In connection with the Acquisition, we have appointed , Mr. Dennis R Alexander, as director of the Company, joining our existing director, Jeff Sirianni, and Mr. Dennis R. Alexander became our Chairman and Chief Executive Officer.  Concurrently, Mr. Sirianni appointed Ms. Joanne M. Sylvanus as a director and Mr. Sirianni tendered his resignation as director, the appointment and the resignation to be effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).   At the time of the Acquisition, Ms. Joanne M. Sylvanus was also appointed Chief Financial Officer of the Company.  The Designees, Mr. Dennis R. Alexander and Ms. Joanne M. Sylvanus  were designated by EGPI Firecreek, Inc in connection with the Acquisition Agreement.

IDENTIFICATION OF DIRECTOR DESIGNEES
TO BE APPOINTED WITHOUT SHAREHOLDER MEETING

 The following is a brief summary of the business experience for each Designee:

Dennis R. Alexander - Chairman, CEO, and Director – Dennis R Alexander is a seasoned senior executive with experience in the Oil and Gas Industry. He has served as Chairman, CEO, and CFO of EGPI Firecreek, Inc. (“EGPI”) and President and Director of its wholly owned subsidiary Energy Producers, Inc. (“EPI”), engaged in oil and natural gas exploration, production, and development. Since May 21, 2009, Mr. Alexander served as Chairman, President and Chief Financial Officer of EGPI and Firecreek Petroleum, Inc., (“FPI”) which pursued oil and gas acquisitions internationally in certain Eurasian countries during the then trend up for oil.   Since February 10, 2007 he has served as Chairman and Chief Financial Officer of EGPI and FPI since July 1, 2004 through February 9, 2007, having served as the President and Director of EGPI from May 18, 1999 to June 30, 2004. In September 1998 he was a founder, and from January 19, 1999 through its acquisition with EGPI served in various capacities as President and Director of Energy Producers Group, Inc., and was the original founding entity for EGPI and EPI. From April 1997 through March 1998 he served as CEO, Director, Consultant of Miner Communications, Inc., a media communications company. From April 26, 1997 through March, 1998 he was a director of Rockline, Inc., a private mining, resource company, and a founder of World Wide Bio Med, Inc., a private health-bio care, startup company. Since March 1996 to the present he has owned Global Media Network USA, Inc., which has included management consulting, advisory services. Mr. Alexander attended ASU studying Architecture from 1971 to 1974.

Joanne M. Sylvanus – Chief Financial Officer – Joanne Sylvanus has been a Certified Public Accountant that she obtained from the State of Arizona. Prior to July 1, 2012 she has been engaged by EGPI Firecreek, Inc. (“EGPI”) and its wholly owned subsidiary Energy Producers, Inc. (“EPI”) which is in the business of oil and natural gas exploration, production, and development as an accounting and tax consultant since December 1999 and May 21, 1999 respectively. She is the owner and sole proprietor of J.M. Sylvanus,
Accounting, since May 1974, which prepares Corporate, Partnership, Trust, and Estate Tax Returns, acts as Conservator and Trustee for Estates and Trusts, and provides consulting on Financial and Tax matters. She held a Certified Public Accounting certificate from the State of Arizona from October 1972 until May 1996 when she formally retired her certificate. Over the years from 1974 until May 1996, she was the owner and sole proprietor of J.M. Sylvanus CPA which conducted certified audits for not-for-profit organizations, broker dealers, and mortgage bankers; provided tax planning and tax preparation services for business, trusts, and individuals, designed and installed business accounting systems, and sub-contracted those services with the Small Business Administration and Arizona Research Bureau. Ms. Sylvanus taught accounting at Phoenix College from 1974 through 1985. She graduated from Cleveland State University in 1970 with a B.A. in Accounting and a minor in Economics. She has served on the Board of The American Society of Women Accountants for eight years in every Board position except Secretary.

Ms. Sylvanus’s appointment to the board of directors will be effective 10 days after notice of such appointment has been delivered to our shareholders pursuant to SEC Rule 14f-1.

Involvement in Certain Legal Proceedings

During the last ten years, no Designee has (i) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding relating to an alleged violation of any federal or state law or regulation regarding securities, commodities, financial institutions, insurance companies or fraud in connection with any business entity, (iii) been subject to an order, judgment or decree of any judicial or administrative body of competent jurisdiction enjoining or limiting him from acting as an adviser, underwriter, broker or dealer in securities or commodities or from engaging in any conduct in connection with such activity, or from engaging in activities related to the purchase or sale of any security or commodity, or from engaging in any type of business practice, (iv) filed a petition under the Federal bankruptcy laws or any state insolvency law or had a petition filed against him, or been an executive officer at any business association within two years of a petition being filed by or against the association or (v) been the subject of, or party to, any sanction or order of any self-regulatory organization, any registered entity of the Commodity Exchange Act, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

DIRECTORS AND EXECUTIVE OFFICERS

General

Our directors currently have terms which will end at our next annual meeting of the stockholders or until their successors are elected and qualify, subject to their death, resignation or removal.  Officers serve at the discretion of the board of directors.

 The following table sets forth certain biographical information with respect to our directors and executive officers (other than biographical information for the Designees, which is provided above):

Name	Position	Age

Dennis R. Alexander	Chief Operating Officer, Director Designee	58
Joanne M. Sylvanus	Chief Financial Officer, Director Designee	80
Jeff Sirianni	VP of Business Development, Director	34

               Dennis R. Alexander - Chairman, CEO, and Director – Dennis R Alexander is a seasoned senior executive with experience in the Oil and Gas Industry. He has served as Chairman, CEO, and CFO of EGPI Firecreek, Inc. (“EGPI”) and President and Director of its wholly owned subsidiary Energy
Producers, Inc. (“EPI”), engaged in oil and natural gas exploration, production, and development. Since May 21, 2009, Mr. Alexander served as Chairman, President and Chief Financial Officer of EGPI and Firecreek Petroleum, Inc., (“FPI”) which pursued oil and gas acquisitions internationally in certain Eurasian countries during the then trend up for oil.   Since February 10, 2007 he has served as Chairman and Chief Financial Officer of EGPI and FPI since July 1, 2004 through February 9, 2007, having served as the President and Director of EGPI from May 18, 1999 to June 30, 2004. In September 1998 he was a founder, and from January 19, 1999 through its acquisition with EGPI served in various capacities as President and Director of Energy Producers Group, Inc., and was the original founding entity for EGPI and EPI. From April 1997 through March 1998 he served as CEO, Director, Consultant of Miner Communications, Inc., a media communications company. From April 26, 1997 through March, 1998 he was a director of Rockline, Inc., a private mining, resource company, and a founder of World Wide Bio Med, Inc., a private health-bio care, startup company. Since March 1996 to the present he has owned Global Media Network USA, Inc., which has included management consulting, advisory services. Mr. Alexander attended ASU studying Architecture from 1971 to 1974.

Joanne M. Sylvanus – Chief Financial Officer and Director – Joanne Sylvanus has been a Certified Public Accountant that she obtained from the State of Arizona. Prior to July 1, 2012 she has been engaged by EGPI Firecreek, Inc. (“EGPI”) and its wholly owned subsidiary Energy Producers, Inc. (“EPI”) which is in the business of oil and natural gas exploration, production, and development as an accounting and tax consultant since December 1999 and May 21, 1999 respectively. She is the owner and sole proprietor of J.M. Sylvanus, Accounting, since May 1974, which prepares Corporate, Partnership, Trust, and Estate Tax Returns, acts as Conservator and Trustee for Estates and Trusts, and provides consulting on Financial and Tax matters. She held a Certified Public Accounting certificate from the State of Arizona from October 1972 until May 1996 when she formally retired her certificate. Over the years from 1974 until May 1996, she was the owner and sole proprietor of J.M. Sylvanus CPA which conducted certified audits for not-for-profit organizations, broker dealers, and mortgage bankers; provided tax planning and tax preparation services for business, trusts, and individuals, designed and installed business accounting systems, and sub-contracted those services with the Small Business Administration and Arizona Research Bureau. Ms. Sylvanus taught accounting at Phoenix College from 1974 through 1985. She graduated from Cleveland State University in 1970 with a B.A. in Accounting and a minor in Economics. She has served on the Board of The American Society of Women Accountants for eight years in every Board position except Secretary.

Jeff  Sirianni - VP of Business Development, Director – Mr. Sirianni is an active early stage investor and strategic and business consultant to numerous development stage companies.   Mr. Sirianni currently is the Managing Member of ND3, LLC which he founded in 2007.  ND3 assists its clients with a broad range of consulting services in the areas of business development and education to strategic consultation.   ND3 focuses its’ efforts on developmental stage companies, both public and private, as well as mature companies in need of capital formation, funding introductions, and/or public relations.

Mr. Sirianni is also the CEO of a small public company Red Branch Technologies, Inc., a reactor/incubator model company focusing on the development of security applications, and President of White Door, Inc., a provider of alternative energy power platforms.  Mr. Sirianni sits on the boards of Red Branch Technologies, Inc., White Door, Inc. and White Door Canarias, S.L., a Canary Island company situated in the U.S. sponsored ZEC zone for economical development. Mr. Sirianni is also a Co-Founder and Vice Chairman of the Board of The E4 Foundation, a non-profit which focuses on facilitating entrepreneurship and free trade.

Mr. Sirianni’s portfolio as an investor and/or Co-Founder includes Blue Rain, LLC – real estate holdings, Nano Therapies, LLC - unique Nano particles utilized for the delivery of drugs, Green Box Solutions, LLC – a state-of-the-art intelligent power distribution system, Mapachat, LLC – social networking website dedicated to universities around the nation based on geo-location and Potomac Holdings – a boutique investment banking firm which provides consulting and financial services. Mr. Sirianni is also actively involved with the Canary Island Free Trade and Gateway to Africa initiatives. Earning his degree from King’s College in Wilkes-Barre, PA in 1999 and a Masters Degree from George Mason University in Fairfax, VA in 2002, Mr. Sirianni was an educator from 1999-2007 before stepping out as an entrepreneur.

No directors or executive officers are related to one another.

Corporate Governance

We are committed to having sound corporate governance principles.  We believe that these principles are essential to running our business efficiently and to maintaining our integrity in the marketplace.  Our board of directors presently has two and after ten days will have three directors, but does not have any standing committees.

Director Qualifications

We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards.  They should have broad experience at the policy-making level in business or banking.  They should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience.  Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties for us.  Each director must represent the interests of all stockholders.  When considering potential director candidates, the board of directors also considers the candidate’s character, judgment, diversity, age and skills, including financial literacy and experience in the context of our needs and the needs of the board of directors.  We do not have a formal policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our board of directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed.  Our board has not considered or adopted any of these policies, as we have never received a recommendation from any stockholder for any candidate to serve on our board of directors.  While there have been no nominations of additional directors proposed, in the event a proposal is made, all members of our board of directors will participate in the consideration of director nominees.

Director Independence

Although our securities are not listed on a national securities exchange, we have determined that none of our directors is independent under the listing standards of Nasdaq.  We intend to expand our board of directors in the future to maintain a majority of independent directors on our board of directors.

Board Meetings and Annual Meeting

During the fiscal year ended December 31, 2011, our board of directors did not meet.  The board acted by unanimous written consent on 1 occasion.  We did not hold an annual meeting in 2011.

Board Committees

Our board of directors has not established an audit or a compensation committee composed of independent directors.  As a result, the functions of those committees are performed by our board of directors as a whole, and all members of our board of directors have participated and for the foreseeable future will participate in consideration of compensation matters.  The board similarly has not established a corporate governance committee or nominating committee.

The board is of the opinion that these committees and procedures are currently not necessary, as the Company is an early development stage company, has only operated with two to three directors and, to date, the directors have been performing the functions of these committees.  When we are able to expand our board of directors to include one or more independent directors, our board of directors plans to form an audit committee, a compensation committee and a corporate governance committee.

Executive Compensation

None of our executive officers, including our Chief Executive Officer, received compensation for the years ended December 31, 2011 and 2010.  We do not have a compensation committee of our board of directors.  At this point, we do not have any set processes or procedures for the consideration and determination of executive and director compensation.  However, we intend to develop these policies and procedures in 2012, including policies and procedures relating to:  the scope of authority of the compensation committee (or persons performing the equivalent functions); the extent to which the compensation committee (or persons performing the equivalent functions) may delegate any authority to other persons, specifying what authority may be so delegated and to whom; any role of executive officers in determining or recommending the amount or form of executive and director compensation; and any role of compensation consultants in determining or recommending the amount or form of executive and director compensation (other than any role limited to consulting on any broad-based plan that does not discriminate in scope, terms, or operation, in favor of executive officers or directors, and that is available generally to all salaried employees; or providing information that either is not customized for the Company or that is customized based on parameters that are not developed by the compensation consultant, and about which the compensation consultant does not provide advice).

It is however, contemplated after the Company receives financing the Chief Executive Officer will receive $5,000 per month and the Chief Financial Officer will receive $3,000 per month in cash compensation.

Option/SAR Grants to Executive Officers

None of our executive officers received or exercised any stock awards, stock options or SARs during the year ended December 31, 2011, or otherwise were the beneficial owners of any stock awards, stock options or SARs at December 31, 2011.

Significant Employees

There are no significant employees other than the officers set forth above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables reflect, as of July 31, 2012, the beneficial ownership of: (a) each of our directors (including Designees), (b) each named executive officer, (c) each person known by us to be a beneficial holder of 5% or more of our common stock, and (d) all of our directors (including Designees) and executive officers as a group.

Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.  Unless otherwise indicated, the principal address of each director and listed executive officer is 6564 Smoke Tree Lane, Scottsdale Arizona, 85232.

Name of Beneficial Owner - 5% or Greater Stockholders	Number of Shares Beneficially Owned (1)	Percentage of Shares Beneficially Owned (1)

Dennis Alexander	5,000,000	8.37%
EGPI Firecreek, Inc.	14,000,000	23.46%

Name of Beneficial Owner - Management and Directors	Number of Shares Beneficially Owned (1)	Percentage of Shares Beneficially Owned (1)

Dennis R. Alexander	5,000,000	8.37%
Joanne M. Sylvanus	0	0.00%
Directors and officers as a group (four persons)	5,000,000	8.37%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC.  Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this Report are deemed outstanding for computing the percentage ownership of the stockholder holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other stockholder. Unless otherwise indicated in the footnotes to this table, we believe stockholders named in the table will have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name. Unless otherwise indicated, the officers, directors and stockholders can be reached at our principal offices, located at 6564 Smoke Tree Lane, Scottsdale Arizona 85253.  Percentage of ownership is based on 59,330,000 shares of Common Stock outstanding as of August 1, 2012.

Changes in Control

A change in control occurred in connection with the Acquisition.  There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any director, officer or 5% or greater security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

During the last ten years, no Designee has (i) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding relating to an alleged violation of any federal or state law or regulation regarding securities, commodities, financial institutions, insurance companies or fraud in connection with any business entity, (iii) been subject to an order, judgment or decree of any judicial or administrative body of competent jurisdiction enjoining or limiting him from acting as an adviser, underwriter, broker or dealer in securities or commodities or from engaging in any conduct in connection with these activites, or from engaging in activities related to the purchase or sale of any security or commodity, or from engaging in any type of business practice, (iv) filed a petition under the federal bankruptcy laws or any state insolvency law or had a petition filed against it or been an executive officer at any business association within two years of a petition being filed by or against the association or (v) been the subject of, or party to, any sanction or order of any self-regulatory organization, any registered entity of the Commodity Exchange Act, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

TRANSACTIONS WITH RELATED PERSONS

Employment Agreements

No formal employee agreements have been entered into, however, it is contemplated after the Company receives financing the Chief Executive Officer will receive $5,000 per month and the Chief Financial Officer will receive $3,000 per month in cash compensation.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, our officers, directors and ten percent shareholders must file reports of their ownership of our equity securities with the SEC.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.  To our knowledge, all these reports have been or will be filed in a timely manner.

Indemnification of Directors and Officers

Section 78.138 of the Nevada Revised Statutes, or NRS, provides that directors and officers of a Nevada corporation are generally not liable to the corporation or its shareholders if the director or officer acts in good faith and with a view to the interests of the corporation.  In performing their respective duties, directors and officers are entitled to rely on information, opinions, reports, books of account or statements, including financial statements and other financial data, that are prepared or presented by: (a) one or more directors, officers or employees of the corporation reasonably believed to be reliable and competent in the matters prepared or presented; (b) counsel, public accountants, financial advisers, valuation advisers, investment bankers or other persons as to matters reasonably believed to be within the preparer’s or presenter’s professional or expert competence; or (c) a committee on which the director or officer relying thereon does not serve, established in accordance with NRS 78.125, as to matters within the committee’s designated authority and matters on which the committee is reasonably believed to merit confidence.  A director or officer is not entitled to rely on any  information, opinions, reports, books of account or statements if the director or officer has knowledge concerning the matter in question that would cause reliance thereon to be unwarranted.

Section 78.7502(1) of the NRS permits us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.  This indemnification is against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person:  (a) is not liable pursuant to NRS 78.138 (applicable to directors and officers, as provided above); or (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful.

Section 78.7502(2) of the NRS permits us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person: (a) is not liable pursuant to NRS 78.138 (applicable to directors and officers, as provided above); or (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.  Indemnification may not be made for any claim, issue or matter as to which the person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for certain expenses.

Section 78.7502(3) of the NRS provides that, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

Section 78.751(1) of the NRS provides that any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to 78.751(2), may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) by the stockholders; (b) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) by independent legal counsel in a written opinion if so ordered by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding,; or (d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Section 78.751(1) of the NRS provides that the articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

Section 78.751(1) of the NRS provides that the indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to 78.751: (a) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in the person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to 78.751(2), may not be made to or on behalf of any director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and (b) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the person’s heirs, executors and administrators.

Section 78.752(1) of the NRS provides that a corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against the person and liability and expenses incurred by the person in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify the person against these liabilities and expenses.

Section 78.752(2) of the NRS provides that the other financial arrangements made by the corporation pursuant to 78.752(1) may include the following: (a) the creation of a trust fund; (b) the establishment of a program of self-insurance; (c) the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation; (d) the establishment of a letter of credit, guaranty or surety.  No financial arrangement made pursuant to Section 78.752(2) may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Section 78.752(3) of the NRS provides that any insurance or other financial arrangement made on behalf of a person pursuant to 78.752may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person’s stock or other securities is owned by the corporation.

Section 78.752(4) of the NRS provides that, in the absence of fraud: (a) the decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and (b) the insurance or other financial arrangement: (1) is not void or voidable; and (2) does not subject any director approving it to personal liability for his or her action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

Section 78.752(5) of the NRS provides that a corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of title 57 of NRS.

We intend to enter into indemnification agreements with each of our officers and directors providing for indemnification to the maximum extent permitted under Nevada law and we also intend to obtain directors and officers liability insurance on behalf of our directors and officers.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders.  Neither applicable securities laws nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Acquisition Agreement or for the appointment of the Designees.  No vote or other action is being requested of the Company’s stockholders.  This Information Statement is provided for informational purposes only.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS
Shareholders who want to communicate with our Board or any individual director can write to:

Mondial Ventures, Inc.
6564 Smoke Tree Lane
Scottsdale, Arizona 85253

Your letter should indicate that you are a shareholder of the Company.  Depending on the subject matter, management will:

➢	Forward the communication to the Director or Directors to whom it is addressed;
➢	Attempt to handle the inquiry directly; or
➢	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Mondial Ventures, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 1, 2012	MONDIAL VENTURES INC.

	By:	/s/ Jeff Sirianni
Jeff Sirianni
Director